SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 8)*

XOMA Corporation

 (Name of Issuer)

Common Stock, par value $0.0075 per share

 (Title of Class of Securities)

98419J107

 (CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

December 4, 2014

 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 11 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors LP 13-4093645
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 28,292,475 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 28,292,475 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 28,292,475 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 42,550 shares of the Issuer’s common stock underlying 42,550 options, 14,000 shares of the Issuer’s common stock underlying 14,000 restricted stock units, and 7,575,759 shares of the Issuer’s common stock issuable based upon exercise of warrants to purchase common stock at an exercise price of $1.76 per share expiring March 9, 2017 (exercise subject to the limitations described in Item 5) directly held. (See Item 5 for additional information).

(2) Based on 107,394,984 shares of the Issuer’s common stock outstanding as of November 3, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 6, 2014.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors (GP) LLC 46-3147749
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 28,292,475 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 28,292,475 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 28,292,475 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 42,550 shares of the Issuer’s common stock underlying 42,550 options, 14,000 shares of the Issuer’s common stock underlying 14,000 restricted stock units, and 7,575,759 shares of the Issuer’s common stock issuable based upon exercise of warrants to purchase common stock at an exercise price of $1.76 per share expiring March 9, 2017 (exercise subject to the limitations described in Item 5) directly held. (See Item 5 for additional information).

(2) Based on 107,394,984 shares of the Issuer’s common stock outstanding as of November 3, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 6, 2014.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 28,292,475 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER: 28,292,475 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 28,292,475 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 42,550 shares of the Issuer’s common stock underlying 42,550 options, 14,000 shares of the Issuer’s common stock underlying 14,000 restricted stock units, and 7,575,759 shares of the Issuer’s common stock issuable based upon exercise of warrants to purchase common stock at an exercise price of $1.76 per share expiring March 9, 2017 (exercise subject to the limitations described in Item 5) directly held. (See Item 5 for additional information).

(2) Based on 107,394,984 shares of the Issuer’s common stock outstanding as of November 3, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 6, 2014.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 28,292,475 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 28,292,475 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 28,292,475 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 42,550 shares of the Issuer’s common stock underlying 42,550 options, 14,000 shares of the Issuer’s common stock underlying 14,000 restricted stock units, and 7,575,759 shares of the Issuer’s common stock issuable based upon exercise of warrants to purchase common stock at an exercise price of $1.76 per share expiring March 9, 2017 (exercise subject to the limitations described in Item 5) directly held. (See Item 5 for additional information).

(2) Based on 107,394,984 shares of the Issuer’s common stock outstanding as of November 3, 2014, as reported in the Issuer’s 10-Q filed with the SEC on November 6, 2014.

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Julian C. Baker, Felix J. Baker, Baker Bros. Advisors LP (the “Adviser”) and Baker Bros. Advisors (GP) LLC (the “Adviser GP”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

ITEM 4. Purpose of Transactions.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 3 above is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may dispose of additional securities or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some of all of the warrants, exercise of some or all of the Stock Options (as defined below), or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 8 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), which may be deemed to be indirectly beneficially owned by the Reporting Persons, including shares that may be acquired upon exercise of warrants at an exercise price of $1.76 per share as of the date hereof by the Funds. Such information is based on 107,394,984 shares of common stock outstanding as of November 3, 2014 as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2014. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Pursuant to the Warrant to Purchase Common Stock dated March 9, 2012 (the “Warrant”), if at any time the beneficial ownership of the Funds and their affiliates is reduced to between 5.00% and 9.99% of the shares of common stock outstanding immediately after giving effect to the exercise of the Warrant, then the number of shares of common stock that may be acquired by the Funds and their affiliates upon any exercise of the Warrant will be limited to the extent necessary to ensure that, following such exercise, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 9.99% of the total number of then issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon exercise of the Warrant). If at any time the beneficial ownership of the Funds and their affiliates is reduced to 4.99% or less of the shares of common stock outstanding immediately after giving effect to the exercise of the Warrant, then the number of shares of common stock that may be acquired by the Funds and their affiliates upon any exercise of the Warrant will be limited to the extent necessary to ensure that, following such exercise, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 4.99% (the “Maximum Percentage”) of the total number of then issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon the exercise of the Warrant). At any time that the Funds and their affiliates do not beneficially own in excess of the Maximum Percentage, the Funds may, by written notice to the Issuer, from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice. Pursuant to the Warrant, any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. This provision set forth in the Warrant will cease to apply from and after the date 14 days prior to the fifth anniversary of the issuance date, which was March 9, 2012.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and each may be deemed to have the sole power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 8 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Dr. Neu, an employee of the Adviser, is a Director of the Issuer. In connection with his service on the Issuer’s Board, he holds Restricted Stock, Stock Options and other restricted stock units and options to purchase common stock of the Issuer held by Dr. Neu previously disclosed in amendments to this Schedule 13D.

Dr. Neu serves on the Issuer’s Board as representatives of the Funds. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Dr. Neu has no pecuniary interest in the Restricted Stock, Stock Options and other restricted stock units and options to purchase common stock of the Issuer held by Dr. Neu previously disclosed in amendments to this Schedule 13D. The Funds are instead entitled to the pecuniary interest in the Restricted Stock, Stock Options and other restricted stock units and options to purchase common stock of the Issuer held by Dr. Neu previously disclosed in amendments to this Schedule 13D.

Baker Bros. Advisors LP has voting and investment power over the Restricted Stock, Stock Options and other restricted stock units and options to purchase common stock of the Issuer held by Dr. Neu previously disclosed in amendments to this Schedule 13D.

The Adviser GP, and Felix J. Baker and Julian C. Baker as principals of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Restricted Stock, Stock Options and other restricted stock units and options to purchase common stock of the Issuer held by Dr. Neu previously disclosed in amendments to this Schedule 13D.

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the sixty days preceding the filing of this statement using working capital of the applicable purchasing Fund. All transactions were effected in the open market directly with a broker-dealer pursuant to the Registration Statement. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.01 to $5.65. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.75 to $4.92. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.50 to $4.71. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2014

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

s/ Felix J. Baker
Felix J. Baker